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                              February 8, 2024

       Brian S. John
       Chief Executive Officer
       Safety Shot, Inc.
       1061 E. Indiantown Rd., Ste. 110
       Jupiter, FL 33477

                                                        Re: Safety Shot, Inc.
                                                            Post-Effective
Amendment No. 6 on Form S-1
                                                            Filed February 5,
2024
                                                            File No. 333-258005

       Dear Brian S. John:

              We have conducted a limited review of the post-effective amendment to your registration statement and have the following comments.

              Please respond to this letter by filing a post-effective amendment and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

                After reviewing any amendment and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 6 to Form S-1

       Our Business
       Legal Proceedings, page 47

   1. We note your disclosure concerning the written complaint sent by Bigger Capital Fund,
                                                        L.P. Please revise to
disclose the allegations or claims.
       General

   2. We note your response to prior comment 3, which we reissue in part. With respect to
                                                        NoStingz, clarify if
the claims related to repelling jellyfish venom and protecting from sea lice also fall within
the definition of cosmetics. With respect to SS-100, revise to further clarify how SS-100
would be characterized as a drug in contrast to Safety Shot, which you characterize as a
dietary/nutritional supplement. In addition, please disclose additional information to clarify
the basis for your statement that SS-100 would qualify for Orphan
                                                        Drug Designation to
treat Acute Alcohol Poisoning. For example, clarify how Acute
 Brian S. John
Safety Shot, Inc.
February 8, 2024
Page 2
      Alcohol Poisoning meets the FDA   s definition of a Rare Disease. Please
also revise the
      Government Regulation section to clarify the process for seeking FDA approval of a drug and for obtaining Orphan Drug Designation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date.

       Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                           Sincerely,

FirstName LastNameBrian S. John                            Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameSafety Shot, Inc.
                                                           Services
February 8, 2024 Page 2
cc:       Arthur S. Marcus, Esq.
FirstName LastName